April 4, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Melissa Kindelan Chris Dietz Aliya Ishmukhamedova Mitchell Austin

Re:	Plum Acquisition Corp. I
Amendment No. 1 to Registration Statement on Form S-4
Filed March 12, 2024
File No. 333-276411

Ladies and Gentlemen:

On behalf of Plum Acquisition Corp. I (the “Company”), we submit this letter setting forth the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated March 26, 2024 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on March 12, 2024 (the “Amendment No. 1”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold italics below. Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Amendment No. 1 to Form S-4 filed March 12, 2024

Risk Factors, page 30

1.	Please revise to include a risk factor addressing Plum’s material weakness and the resulting ineffective disclosure controls and procedures and internal control over financial reporting.

Response: In response to the Staff’s comment, the Company has added a risk factor addressing Plum’s material weakness and the resulting ineffective disclosure controls and procedures and internal control over financial reporting on pages 76 and 77 of Amendment No. 2.

Business Combination Proposal, page 129

2.	Disclosure added in response to prior comment 6 states that “Veea has entered into a number of memoranda of understanding (“MOUs”) regarding sales of its products. Based on its experience and judgment and on the current status of negotiations with the counterparties to such MOUs, Veea management believes that a portion of these MOUs will lead to definitive agreements and recognition of revenue in 2024.” Please revise your disclosure to provide more detail on the stage of negotiations with these counterparties and balance your disclosure by clearly stating that you may never generate revenue from these early stage negotiations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 131 of Amendment No. 2 regarding the stage of negotiations between Veea Inc. (“Veea”) and the counterparties to the MOUs and to clarify that Veea may never generate revenue from such negotiations.

Material U.S. Federal Income Tax Consequences of the Domestication and Redemption
Tax Consequences of the Domestication, page 162

3.	You state that the “Domestication generally should qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal income tax purposes.” Please revise to provide a definitive statement as to whether investors are likely to experience a taxable event as a result of the Domestication. Additionally, clarify whether your tax counsel will be providing an opinion on this matter, and if so, revise to clearly state this opinion. To the extent tax counsel will not opine on this matter, please revise here and in your risk factors to clearly state that it is uncertain whether the domestication will qualify as a tax-free reorganization and discuss the potential consequences to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages xxii, 77, and 162 of Amendment No. 2 to (i) clarify that the Company’s tax counsel will not opine on the qualification of the domestication as a reorganization within the meaning of Section 368(a)(1)(F), (ii) clarify that, as a result, the Company cannot provide assurances that the domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F), and (iii) describe the potential consequences to investors of the domestication.

Unaudited Pro Forma Condensed Combined Financial Information
Note 1 - Description of the Proposed Transactions, page 180

4.	You disclose on page 181 and elsewhere that the pro forma financial information assumes $23,167,923 will be raised by Veea between the Business Combination Agreement date and Closing and that as of December 31, 2023, $20,091,649 in cash has been raised. Please revise to disclose whether the remaining $3 million has been received subsequent to December 31, 2023, and if so revise to reflect such amounts in the pro forma financial information.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages xvii, 11, 26, 176 181, 183, 185, 228, 246, F-63, and F-75 of Amendment No. 2 to provide the amount of funds raised by Veea since December 31, 2023.

Note 2 - Basis of Presentation and Accounting Policies, page 181

5.	It would appear the shares reflected in the table on page 182 as “Series A-2 New Financing Securities investors” are based on an amount of $23,167,923 divided by $7.50. Please revise footnote (5) to explain how the number of shares was derived and what the dollar amount represents. Similar clarification should be made wherever this table is disclosed.

Response: In response to the Staff’s comment, the Company has revised the footnote on pages xvii, 12, 26, 109, 176, and 183 to explain how the number of shares was derived and clarify that the dollar amount represents the price per share of New Plum Common Stock used to calculate the amount of shares to be issued to holders of Series A-2 preferred stock.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2023, page 184

6.	Please revise the date in this title to be December 31, 2023, consistent with the date of balance sheet presented.

Response: The Company has revised the date to December 31, 2023, as requested.

7.	We note your revised disclosures in adjustment “I”, which indicates that the adjustment reflects the receipt of $20 million in cash. However, it appears the adjustment actually reflects the holders of Veea Series A-2 Preferred Stock receiving shares of New Plum Common Stock and not the receipt of cash. Please revise to clarify this description to be consistent with the adjustment reflected as well as the revisions made to footnote (5) of the table on page 182.

Response: In response to the Staff’s comment, the Company has revised the Unaudited Pro Forma Condensed Combined Balance Sheet on page 177 and 178 of Amendment No. 2 to reflect the receipt of $20 million in cash. The Company has also revised adjustment “I” to reflect the revisions made to footnote (5) of the table on page 183 of Amendment No. 2.

Veea’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 228

8.	We note your revised disclosures in response to prior comment 10 includes the anticipated additional proceeds from the Series A-2 offering. Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Response: In response to the Staff’s comment, the Company has revised the liquidity and capital resources disclosure on page 228 of Amendment No. 2 to clarify that Veea’s existing cash is sufficient to fund its operations for the next 12 months.

Plum Acquisition Corp. I
Notes to Financial Statements
Note 3 - Significant Accounting Policies
Convertible Promissory Note, page F-30

9.	Please revise to clarify here and on page 209 to which specific convertible promissory note this policy relates. In this regard, it does not appear that you have any debt that is accounted for under the fair value option.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 209 of Amendment No. 2 to clarify that references to the convertible promissory notes refer to the convertible promissory notes issued to Kanishka Roy, the Company’s President and Co-Chief Executive Officer, Mike Dinsdale, the Company’s Co-Chief Executive Officer, Chief Financial Officer, and Director and Ursula Burns. The convertible promissory notes are accounted for under the fair value option, but the changes in fair value have been de minimis. The Company will also revise the language in the financial statements in future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows to mirror the changes made on Page 209 of Amendment No. 2 (underlined language indicates new disclosure and deletions are indicated in strike-through):

The Company accounts for its convertible promissory notes issued to Kanishka Roy, Mike Dinsdale, and Ursula Burns under ASC 815, “Derivatives and Hedging” (“ASC 815”). Under 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825, “Financial Instruments” (“ASC 825”). The Company has made such election for its convertible promissory note. Using fair value option, the convertible promissory note is required to be recorded at its initial fair value on the date of issuance and each balance sheet date thereafter. Differences between the face value of the note and fair value at issuance are recognized as either an expense in the consolidated statements of operations (if issued at a premium) or as a capital contribution (if issued at a discount). Changes in the estimated fair value of the notes are recognized as non-cash gains or losses in the consolidated statements of operations. The convertible promissory notes are reported at cost in the consolidated financial statements as the fair value adjustment associated with the conversion is deemed to be immaterial.

Subscription Agreements, page F-32

10.	We note your response to prior comment 11, the change in accounting for the subscription liability, and that you restated previously reported financial statements. However, it is still unclear how the transactions were accounted for, the specific accounting guidance followed, and how you considered the Sponsor’s involvement in the arrangement. Please provide us with a comprehensive analysis of the accounting for the subscription liability, journal entries recorded at issuance and those that will be recorded upon settlement, with specific paragraphs in the accounting guidance followed. Further, explain how you considered the role of the Sponsor in the transactions and that their shares are transferred to the Investor in the arrangements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff to the fact that the Company evaluated the subscription agreements in question (the “Subscription Agreements”) under ASC 480-10-25-1 and concluded that the Subscription Agreements contain two freestanding financial instruments, as follows:

1.	issuance of a loan to the Company (the “SPAC Loan”); and

2.	issuance of subscription shares (the “Subscription Shares”) to the Investor (as defined in the relevant Subscription Agreements).

The Company further assessed the Subscription Agreements under ASC 480-10-25-4 through 25-8 and concluded that the Subscription Agreements does not embody a mandatorily redeemable financial instrument under ASC 480-10-25-4 through 25-8, due to the fact that the financial instruments included within the Subscription Agreements are not puttable to the Company.

The Company further assessed the Subscription Agreements under ASC 480-10-25-14(a) – (c) and concluded that the Subscription Agreements does not embody a variable-share obligation under ASC 480-10-25-14(a) – (c) due to the fixed settlement of 0.75 Class A ordinary shares for each one dollar ($1) funded.

The Company further assessed the Subscription Agreements under ASC 815-15-25-1(b) and concluded that the Subscription Agreements is not required to be measured and accounted for at fair value under US GAAP, and the issuer has not elected to measure and account for the Subscription Agreements at fair value (i.e., the Company has not elected the Fair Value Option).

The Company further assessed the Subscription Agreements under ASC 815-10-20 and concluded that the Subscription Agreements contains two embedded features, as follows:

1.	an optional conversion feature at the option of the Investor; and

2.	a redemption feature in the form of an event of default penalty.

The Company assessed the embedded features summarized above under ASC 815-15-25-1, ASC 815-15-25-23 through 25-51, and ASC 815-40-25-1 through 25-4 and concluded that the embedded features were either clearly and closely related to the host contract, were not representative of a derivative pursuant to ASC 815, and/or met the derivative scope exception provided by ASC 815-10-15-74(a). Therefore, bifurcation of a single derivative that comprises all of the fair value of the embedded features was not required under ASC 815.

The Company further assessed the commitment by the Sponsor to transfer 0.75 Class A ordinary shares for each dollar the Investor funds pursuant to the Capital Call(s) (as defined in the Subscription Agreements) under the Subscription Agreements to the Investor at the closing of a de-SPAC transaction under SAB Topic 5T. As a result of the assessment under SAB Topic 5T, the Company concluded that the commitment of the Investor to make the capital contributions to the Sponsor provides a direct benefit to the Company and as a result, the Investor has a right to 0.75 Class A ordinary shares for each dollar the Investor funds pursuant to the Capital Call(s) under the Subscription Agreements at the time of funding. The Company concluded that the substance of the transaction is the transfer of the consideration to the Investor, on behalf of the Company, through contributions by a principal shareholder of the Company.

The Company further assessed the substance of the Subscription Agreements and concluded that it is representative of the issuance of multiple freestanding financial instruments in a bundled transaction; therefore, the Company concluded that the proceeds should be allocated based on the relative fair values of the base instrument (i.e., the SPAC Loan) and the Subscription Shares following the guidance in ASC 470, which was calculated as follows:

Relative Fair Value Allocation Example

Freestanding Instruments	Fair Value		% of Total Fair Value		Allocated Amount
SPAC Loan	$	X	X	%	$	X
Subscription Shares	$	X	X	%	$	X**
Total	$	X	100%		$	X*

As a result of the relative fair value calculation above, the Company concluded that the fair value of the 0.75 Class A ordinary shares to be measured and accounted for by the Company as a debt discount. The amortization into interest expense will follow the guidance in ASC 835 with a corresponding increase to additional paid-in capital to recognize the capital contribution received from the Sponsor.

As requested by the Staff, set forth below are the relevant journal entries for these transactions.

Journal Entry Recorded at Issuance:

Dr. Cash	$	X
Dr. Discount on Loan – Subscription Shares	$	X	**
Cr. Debt Instrument – Loan				$	X*
Cr. Additional paid-in capital – Subscription Shares				$	X**

Journal Entry to be Recorded Upon Settlement:

Dr. Debt Instrument – Loan	$	X
Cr. Cash			$	X

As a result of the debt discount being fully accreted into interest expense at maturity (i.e., time of settlement), the entry to be recorded upon settlement of the debt instrument does not impact the amount of the debt instrument at the time of settlement.

Note 6 - Related Party Transactions
Working Capital Loans, page F-36

11.	You disclose two unsecured promissory notes, referred to as “Note” and “Second Note”, which appear to be presented on the balance sheet as “Convertible promissory note - related party”. Please revise to clarify the disclosures and/or the line item title so it is clear whether the notes described relate to this line item. Further, ensure it is clear whether or not the Note and Second Note relate to the promissory notes issued in connection with the Subscription Agreements, also disclosed here and also referred to as Convertible Promissory Notes.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will revise the applicable disclosure in future Exchange Act filings to clarify that the Note and Second Note described relate to the “Convertible promissory note – related party” line item. The following is illustrative of the proposed changes to the disclosure that the Company will incorporate into future Exchange Act filings, as applicable (underlined language indicates new disclosure):

The Note and Second Note are reported at cost in the consolidated financial statements as the fair value adjustment associated with the conversion is deemed to be immaterial. As of December 31, 2023 and 2022, the outstanding balance on the Note and Second Note is $1,000,000 and is reported as convertible promissory note – related party on the accompanying balance sheets.

Subscription Agreements, page F-37

12.	We note your revised disclosures in response to prior comment 12; however, it is not clear how the amounts paid to the Sponsor total $2,359,975 or how the Founder Shares the Sponsor has agreed to assign to the Investors total 1,341,140 as disclosed on page F-39. In your response, please include a reconciliation of the total amounts paid to the Sponsor and the number of shares the Sponsor has agreed to assign by each transaction, and revise your disclosures as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsor has received $2,359,975 from Polar and Palmeira (collectively, the “Investors”) and agreed to issue 1,341,140 Founder Shares to the Investors pursuant to the Subscription Agreements with each Investor. Below is a reconciliation of the total amounts paid to the Sponsor and the number of shares the Sponsor has agreed to assign to each Investor, broken down by transaction.

Amounts paid to the Sponsor:

Polar Funding

First Subscription Agreement
	3/17/2023	$480,000.00
	5/23/2023	270,000.00
	7/14/2023	160,000.00
Total		$910,000.00

Second Subscription Agreement
	7/25/2023	750,000.00
Total		$750,000.00

Third Subscription Agreement
	10/18/2023	200,000.00
Total		$200,000.00

Total Polar Funding		$1,860,000.00

Palmeira Funding
	11/21/2023	$249,975.00
	11/27/2023	250,000.00
Total		$499,975.00

Total Funding		$2,359,975.00

Class A ordinary shares issuable to the Investors:

	At Closing	$12.50 / Share	$15.00 / Share	Total
Polar Shares
First Subscription Agreement	431,735	71,956	71,956	575,647
Second Subscription Agreement	448,169	74,695	74,695	597,559
Third Subscription Agreement	180,000	-	-	180,000
Total Polar Shares	1,059,904	146,651	146,651	1,353,206

Palmeira Shares
First Tranche	140,611	23,435	23,435	187,481
Second Tranche	140,625	23,438	23,438	187,500
Total Palmeira Shares	281,236	46,873	46,873	374,981

Total Shares	1,341,140	193,524	193,524	1,728,187

The Company advises the Staff that it will revise the applicable disclosure in future Exchange Act filings to clarify the breakdown of the proceeds received by the Company and the number of Class A ordinary shares issuable to the Investors. The following is illustrative of the proposed changes to the disclosure that the Company will incorporate into future Exchange Act filings, as applicable (underlined language indicates new disclosure and deletions are indicated in strike-through):

Subscription Agreements

On March 16, 2023, the Sponsor entered into a Subscription Agreement with Polar Multi-Strategy Master Fund (the “Investor”), pursuant to which Investor agreed to pay the Sponsor an aggregate of $480,000 to fund the Company’s working capital requirements during the Articles Extension and the Sponsor agreed to assign to Investor, effective as of the Closing Date or the earlier termination of the Business Combination Agreement in accordance with its terms or otherwise, an aggregate of 360,000 ~~Founder Shares~~ Class A ordinary shares of the Company. Investor paid $480,000 to the Sponsor on March 17, 2023 (see Note 9 for further details).

Subsequently, on May 23, 2023, Investor agreed to pay the Sponsor an aggregate of $270,000 to fund the Company’s working capital requirements during the Articles Extension and the Sponsor agreed to assign to Investor, effective as of the Closing Date or the earlier termination of the Business Combination Agreement in accordance with its terms or otherwise, an aggregate of 202,500 ~~Founder Shares~~ Class A ordinary shares. Investor paid $270,000 to the Sponsor on May 23, 2023.

NOTE 6 — RELATED PARTY TRANSACTIONS (cont.)

On July 14, 2023, the Company entered into an amended and restated subscription agreement (“A&R Subscription Agreement”) with Investor and Sponsor, which amends and restates the subscription agreement entered into by the Parties on March 16, 2023. The purpose of the A&R Subscription Agreement remains for the Sponsor to raise up to $1,500,000 from the Investor to fund the Articles Extension and to provide working capital to the Company during the Articles Extension. Investor paid $160,000 to the Sponsor on July 14, 2023. The Investor has paid an aggregated amount of $910,000 to Sponsor under the A&R Subscription Agreement.

The following is illustrative of the additional disclosure updates we plan to incorporate into future Exchange Act filings (underlined language indicates new disclosure):

On October 18, 2023, the Company entered into a third subscription agreement (“Third Subscription Agreement”) with Investor and Sponsor, the purpose of which is for the Sponsor to raise up to $340,000 from the Investor to fund the Extension and to provide working capital to the Company during the Extension (“Investor’s Capital Commitment”). Investor paid $200,000 to the Sponsor on October 18, 2023 and Sponsor agreed to assign to Investor, effective as of the Closing Date or the earlier termination of the Business Combination Agreement in accordance with its terms or otherwise, an aggregate of 180,000 Class A ordinary shares of the Company. As of December 31, 2023, Investor paid $1,860,000 to Sponsor.

Note 12 - Subsequent Events, page F-54

13.	You disclose several events that occurred in 2023 and appear to refer to Veea Inc. and Subsidiaries as “the Company”. Please revise to move these disclosures to the appropriate notes within the Veea financial statements or explain why they are included here.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the aforementioned sections referring to Veea Inc. as “the Company” were inadvertently included in Note 12 to the Company’s (i.e., Plum’s) financial statements. As such, the Company has deleted the relevant language from page F-54 of Amendment No. 2.

Veea Inc, and Subsidiaries
Notes to Consolidated Financial Statements
Note 8 - Stockholders’ Equity, page F-76

14.	You disclose on page F-62 proceeds from prepaid investor subscriptions totaling $2,048,776. Please revise here, or where applicable, to disclose what this relates to and the terms of the transaction(s).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the prepaid investor subscriptions relate to subscription proceeds received by Veea for which shares of Series A-2 Preferred Stock have not yet been issued. The Company has revised the disclosure on page F-63 of Amendment No. 2 accordingly.

15.	You disclose that the company received approximately $23 million in cash and other consideration from the sale of Series A-2 Preferred Stock including the conversion of debt and other outstanding obligations. Revise to specifically disclose the amount of cash received separate from “other consideration” and ensure such amount is consistent with disclosures on page F-62, the disclosures in the pro forma financial information, as well as on page 228.

Response: The Company has revised the disclosures on pages xvii, 11, 26, 176 181, 183, 185, 228, 246, F-63, and F-75 to provide a breakdown of the amount of cash versus “other consideration” received in connection with the sale of shares of Series A-2 Preferred Stock.

Annex K, page K-l

16.	We note your response to prior comment 16 and continue to believe the representation letter is required to be filed. To the extent you continue to believe the filing of the representation letter is not required, please provide a detailed legal analysis supporting this belief.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe that the representation letter falls within the scope of Items 4(b) or 21(c) of Form S-4 or Item 1015(b) of Regulation M-A. Item 4(b) refers to a “report, opinion or appraisal materially relating to the transaction has been received from an outside party.” As noted in response to prior comment 16, the Company does not believe the representation letter falls within the scope of Item 4(b) as it was not “received from an outside party” but rather was prepared by the Company. Similarly, the Company does not believe that the representation letter is within the scope of the disclosures required by Item 1015(b) of Regulation M-A, which are predicated on describing the identity of the outside party and its relationship to the Company. Likewise, to the extent the representation letter is not within the scope of Item 4(b) of Form S-4, the Company does not believe it is required to be filed under Item 21(c) based on the plain language of this provision which only requires a filing to the extent information is provided that is responsive to Item 4(b).

The Company notes that although the representation letter is described as “concerning, among other things, certain forecasted financial information of Veea prepared by Target Management” the representation letter does not itself contain this forecasted information (which is itself otherwise already disclosed elsewhere in Amendment No. 2). The representation letter merely provides representations from the Company to Houlihan Capital related to the Company’s knowledge and belief with respect to the Veea-prepared information. In this regard, the Company does not believe the representation letter constitutes the report of a third-party inasmuch as it does not otherwise embed information of an outside party that might otherwise be viewed as indirectly being within the scope of Item 4(b).

Finally, the Company does not believe the representation letter is within the scope of Items 4(b) or 21(c) of Form S-4 because it does not believe it is information that is materially related to the transaction within the intended meaning of these provisions. In this regard, the Company believes the intent of Item 4(b) is to elicit disclosure with respect to information that was considered material by the board of a registrant in some respect related to the transaction, whether for the purpose of supporting the fairness or amount of consideration to be paid in connection with the transaction or otherwise or received by a party to the transaction that is recommending the transaction to its shareholders and is soliciting votes in favor thereof, again on the basis of such party’s board’s material consideration of such report, opinion or appraisal. Here, as noted above, the Company did not rely in any meaningful way on its representation letter to Houlihan Capital in evaluating the fairness of the transaction to its shareholders that are unaffiliated with the Sponsor. Rather, it relied on the fairness opinion of Houlihan Capital which is both described and filed in accordance with Items 4(b) and 21(c), respectively.

17.	We note your response to prior comment 17 and the revisions to Annex K. However, page 127 was not revised, and it still states “Houlihan Capital concluded that the consideration to be issued, paid or exchanged to Plum shareholders in the Business Combination is fair from a financial point of view to Plum shareholders and the Business Combination is fair from a financial point of view to Plum shareholders that are unaffiliated with the Plum’s Sponsor.” Please provide a revised letter or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 125, 127, and 128 of Amendment No. 2 to clarify that the opinion from Houlihan Capital opines solely that the business combination is fair from a financial point of view to Plum’s shareholders that are unaffiliated with Plum’s sponsor to be consistent with the other revisions made in Amendment No. 1.

*****

If you have questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:	Kanishka Roy, Plum Acquisition Corp. I Stuart Neuhauser, Ellenoff Grossman & Schole LLP Matthew Gray, Ellenoff Grossman & Schole LLP Jonathan Deblinger, Ellenoff Grossman & Schole LLP